

TALISMAN ENERGY ANNOUNCES SALE OF NON-CORE NORTH AMERICAN ASSETS FOR $815 MILLION

CALGARY, Alberta – August 2, 2007 – Talisman Energy Inc. announced that it has entered into agreements to sell approximately 16,000 boe/d of non-core North American assets with proceeds of $815 million[1].

The intention to sell these assets was announced in October 2006 as part of a program to focus on core growth properties and extract value from non-strategic assets. Of the 16,000 boe/d sold (net Talisman share) approximately 65% is natural gas and 1,300 bbls/d is conventional heavy oil. These are predominantly low working interest, non-operated assets, which include over 2,000 wellbores. Proved reserves associated with the assets were estimated by third party engineers at approximately 38 mmboe.

The assets were sold through seven major transactions and a number of minor ones, with the last agreement expected to close in August. Talisman was also able to retain approximately $170 million in tax pools connected with the properties.

"I am pleased with the results of our asset disposition program," said Dr. Jim Buckee, President and Chief Executive Officer. "Once we close the Brae package in the North Sea late this year, we will have sold non-core assets with production totaling approximately 55,000 boe/d. As a result, I believe we are a leaner, more focused company and the emphasis in 2008 and 2009 will shift back to growth. As promised, we have used most of the proceeds to repurchase Talisman shares. In the 18 month period ending June 30, we repurchased approximately 80 million shares at a cost of $1.6 billion while proceeds from asset sales, net of taxes and adjustments, have totaled $1.8 billion. In addition, money is coming in from the North American deals and final proceeds from Brae will be received when the transaction closes."

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

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[1] Gross proceeds, before taxes and adjustments.

For further information, please contact:

David Mann, Senior Manager, Corporate
     & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

25-07
Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively "forward-looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among other things, statements regarding the timing of dispositions. Statements concerning oil and gas reserves may be deemed to be forward-looking statements as they involve the implied assumption that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include the possibility that government policies or laws may change or governmental or third party approvals may be delayed or withheld and the ability of the parties to complete the transaction generally.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the heading "Management's Discussion and Analysis - Risk Factors" and elsewhere in the Company's 2006 Annual Financial Report. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with U.S. disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 ("NI 51-101"). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Talisman has made additional voluntary disclosure of gross proved reserves. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this news release reflects Talisman's estimate of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this news release.

Boe conversion

Throughout this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Gross Production

Throughout this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.